NYTEX ENERGY HOLDINGS, INC.
12222 Merit Drive, Suite 1850
Dallas, Texas 75251
September 15, 2011
BY: FEDERAL EXPRESS
Securities and Exchange Commission
100 F. St., N.E.
Washington, D.C. 20549

ATTENTION:	Ms. Anne Nguyen Parker, Branch Chief
Mr. Norman von Holtzendorff

RE:	NYTEX Energy Holdings, Inc.
Registration Statement on Form S-1 filed April 15, 2011
Amendment No. 1 to Form S-1 filed July 13, 2011
Amendment No. 2 to Form S-1 filed August 19, 2011
File No. 333-173559
Ladies and Gentlemen:
     Pursuant to Rule 461 of the Securities Act of 1933, NYTEX Energy Holdings, Inc. as Registrant in the above-referenced Registration Statement, as amended, hereby requests acceleration of the effective date of such Registration Statement to 9:30 a.m. Eastern Standard Time, on Monday, September 19, 2011, or as soon thereafter as is practicable.
     In connection with this request for acceleration of the effective date of the Registration Statement, the Registrant acknowledges that (i) should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.
     Please contact our counsel, Kevin S. Woltjen, at (214) 651-2344 to confirm the effectiveness of this Registration Statement.

Very truly yours, NYTEX ENERGY HOLDINGS, INC.
By:	/s/ Michael Galvis
Michael Galvis
President & CEO